United States securities and exchange commission logo





                           December 16, 2020

       Linda Moore
       General Counsel
       MARRONE BIO INNOVATIONS INC
       1540 Drew Avenue
       Davis, California 95618

                                                        Re: MARRONE BIO
INNOVATIONS INC
                                                            Registration
Statement on Form S-3
                                                            Filed December 11,
2020
                                                            File No. 333-251284

       Dear Ms. Moore:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Alfredo B. D. Silva